FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 1998


                           TURBODYNE TECHNOLOGIES INC.
-------------------------------------------------------------------------------

                 (Translation of registrant's name into English)

       Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               TURBODYNE TECHNOLOGIES INC.
                                                        (Registrant)


Date:    JULY 8, 1998                          By:   LEON E. NOWEK
       ---------------------------                ----------------------------

                                                     /S/ LEON E. NOWEK
                                                  ----------------------------
                                                     Director
                                                     (Signature)*

      *Print the name and title of the signing officer under his signature

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

                                     FORM 27
                                     -------

                                 SECURITIES ACT
                                 --------------


              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.           REPORTING ISSUER
                  ----------------

                  TURBODYNE TECHNOLOGIES INC.
                  Suite 510, 1090 West Pender Street
                  Vancouver, British Columbia  V6E 2N7

                  Telephone:  604-682-8854
                  Facsimile:    604-688-8621


ITEM 2.           DATE OF MATERIAL CHANGE
                  -----------------------

                  July 3, 1998


ITEM 3.           PRESS RELEASE
                  -------------

                  July 3, 1998


ITEM 4.           SUMMARY OF MATERIAL CHANGE
                  --------------------------

                  Turbodyne Technologies Inc. (the "Company") announced today that TransBusiness Group of Moscow, Russian Federation, has formally submitted a purchase order for 10,500 TurbopacTM Models 1500, 2200, and 2500 in the total amount of $30,675,000, with an option to purchase an additional 10,500 TurbopacTM units at the same price for a period of 12 months from the date of the purchase order - July 1, 1998.


ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE
                  -----------------------------------

                  Turbodyne Technologies Inc. announced today that TransBusiness Group of Moscow, Russian Federation, has formally submitted a purchase order for 10,500 TurbopacTM Models 1500, 2200, and 2500 in the total amount of $30,675,000, with an option to purchase an additional 10,500 TurbopacTM units at the same price for a period of 12 months from the date of the purchase order - July 1, 1998.

                  The purchase order, formally accepted and confirmed by Turbodyne today, provides for the first shipment on October 1, 1998, based on shipping notices 60 days prior to the date of shipment and the entire order to be shipped no later than 12 months from the date of the order. The purchase order indicates that all financing arrangements are expected to be finalized 30 days prior to the first shipment date.

                  Under the terms of the purchase order, Turbodyne, with cooperation from TransBusiness, will immediately establish a technical representative facility in Moscow for assistance in installations, training and technical assistance in TransBusiness Group's distribution program.

                  The initial installations of TurbopacTM units are expected to be on Moscow Transit buses, with a fleet of more than 30,000.

                  "TurbopacTM evaluation units have been installed on Moscow city buses for more than a year now under a pilot program with satisfactory results," said Edward M. Halimi, Chairman, who is scheduled to visit Moscow with Dr. Joseph Ben-Dak of United Nations Development Program and a technical team for meetings with officials from the City of Moscow and the Russian Federation's Transportation Ministry.

                  "Turbodyne's technology is now considered as the only technology available which can reduce the global warming effect of diesel vehicles. As such, it has made users of Turbodyne technology candidates for several grants and financing assistance from various organizations, including the World Bank," continued Edward Halimi. "Our objective is to equip all Moscow and other transit buses and trucks in the Russian Federation with TurbopacTM products."

                  The Turbopac'sTM ability to enable diesel engines to start-up in cold climates without difficulty eliminates the need to leave an engine running all night or while not in use, which causes unnecessary fuel waste, air pollution and engine wear. The cold start capabilities, along with elimination of black smoke, dramatic fuel economy, performance improvements, and recent certifications at the State Scientific Centre of the Russian Federation in the Automotive Equipment, the Central Automobile and Automobile Engine Scientific Research Institute, (GNTS NAMI) has created serious demand for the Turbodyne technology in the region with its high population of diesel vehicles.

                  Turbodyne Systems, the high technology division of Turbodyne, manufactures, designs, markets and develops patented pollution-reduction, fuel economy and performance enhancing technology for internal combustion engines in the automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. Offices and plants are located in Carpinteria, La Mirada, Encinitas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.


ITEM 6.           RELIANCE ON SECTION 85(2) OF THE ACT
                  ------------------------------------

                  Not applicable.


ITEM 7.           OMITTED INFORMATION
                  -------------------

                  Not applicable.


ITEM 8.           SENIOR OFFICERS
                  ---------------

                  Mr. Walter F. Ware
                  President & Chief Executive Officer
                  c/o Turbodyne Technologies Inc.
                  21700 Oxnard Street
                  Suite 1550, Warner Center
                  Woodland Hills, California 91367

                  Telephone: (800) 350-2031
                  Facsimile: (818) 593-2284

ITEM 9.           STATEMENT OF SENIOR OFFICER
                  ---------------------------

                  The  foregoing   accurately   discloses  the  material  change
                  referred to herein.


JULY 8, 1998
-----------------------
Date


/S/ LEON E. NOWEK
-----------------------
(signature)


LEON E. NOWEK
-----------------------
Name

DIRECTOR
-----------------------
Position


WOODLAND HILLS, CA
-----------------------
Place of Declaration